EXHIBIT 99.1

MAG Silver Reports First Quarter Financial Results

VANCOUVER, British Columbia, May 17, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG,” “MAG Silver” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2022. For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three months ended March 31, 2022, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – MARCH 31, 2022 & SUBSEQUENT TO THE QUARTER END

OPERATIONAL – Juanicipio owned 44% by MAG Silver

  During the first quarter of 2022 (“Q1 2022”), the 4,000 tonnes per day (“tpd”) Juanicipio processing plant was being readied for commissioning. Water commissioning commenced during the quarter and commissioning of the grinding mills will start upon connection to the national electrical power grid.

  As reported by the operator Fresnillo, the regulatory approval to tie into the national power grid remains on track for mid-2022, with the expectation to ramp up the Juanicipio processing plant to 85-90% of nameplate capacity by year end.

  Fresnillo is making available unused processing plant capacity at its Fresnillo and Saucito operations. Campaign processing of mineralized material from development headings and stopes continues through these nearby facilities and is expected to continue until the Juanicipio plant is commissioned.

  For the three months ended March 31, 2022, on a 100% basis:

    145,484 tonnes, or an average of 48,495 tonnes per month of mineralized development and stope material were campaign processed through the Fresnillo and Saucito plants, with 2,238,810 payable silver ounces, 5,345 payable gold ounces, 1,066 tonnes of lead and 1,448 tonnes of zinc produced and sold;
    Average silver head grade for the quarter was 597 grams per tonne (“g/t”) or 17.4 silver ounces/ton; and
    Pre-commercial production sales (net of treatment and processing costs) totaled $64,916 for the quarter, less $18,695 in mining and transportation costs and depreciation and amortization, netting $46,221 in gross profit by Juanicipio in the quarter.

  Campaign processing benefits include the cashflow being used to offset some of the initial and sustaining capital, and the de-risking of Juanicipio’s metallurgical performance which is expected to significantly speed up project ramp-up.

  54% of the tonnes in Q1 2022 were processed at Fresnillo’s Saucito plant, where the flowsheet more closely resembles that of the Juanicipio plant. It is expected these results will provide further valuable metallurgical benefits when production commences at Juanicipio.

  Metal recoveries and concentrate grades are in line with expectations from the initial metallurgical test work conducted on Valdecañas.

  A further 49,096 tonnes of mineralized development and stope material with a silver head grade of 668 g/t were campaign processed in April 2022 through the Fresnillo and Saucito plants.

EXPLORATION

  The Juanicipio 2021 exploration program was completed in the fourth quarter of 2021 (“Q4 2021”) with $6,296 spent on a 100% basis and was focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein).

  Results of the Juanicipio 2021 exploration program (23 surface-based drill holes totaling 29,421 metres (“m”)) are referenced herein, and highlights include:

    21 holes cut the Valdecañas Vein System, with most directed at the Valdecañas Vein Deep Zone plus coincidental intercepts of the Anticipada (13), Pre-Anticipada (8) and various other hangingwall and footwall veins;
    Most intercepts are comparable to previously drilled neighboring holes and confirm both grade and thickness expectations; and,
    Channel sampling of the advancing development headings and test stopes in the Valdecañas Vein Bonanza Zone shows that the grade distribution in the vein is very close to that shown by both surface and underground drilling, which adds substantial confidence in the width and grade continuity indicated by the surface drilling for the balance of the vein.

  With the completion of the 2021 exploration drill program, the intercept density on the Valdecañas Vein Deep Zone is now approaching that on the Bonanza Zone and confirms the continuity of mineralization in the Valdecañas Vein to depth.

  The Juanicipio 2022 exploration program is currently in progress ($1,589 expended on a 100% basis in Q1 2022) with five drill rigs on surface running concurrently with continued underground definition and geotechnical drilling, and one rig testing the new Cesantoni target in the northwest part of the Juanicipio concession.

  Deer Trail Project in Utah:

    A 5 hole/5,000 metre Phase II drill program commenced in the third quarter of 2021 and is in progress with all assays pending.

  During the quarter, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) pursuant to which the Company is expected to acquire all of the issued and outstanding common shares of Gatling by the issuance of common shares of the Company and the advancement of a Canadian dollar (“C$”) $3 million convertible loan (the “Transaction”).

    The Transaction was approved by the shareholders of Gatling on May 13, 2022. Upon closing of the Transaction later in May 2022, it is expected that Gatling shareholders will hold approximately 0.79% of the Company’s shares on an outstanding basis.
    Gatling’s Larder Lake Project lies in the highly prolific Abitibi Gold Province of northern Ontario, and with good surrounding infrastructure and already permitted drill pads to test initial targets.
  During Q1 2022, the Company recorded a write down of $10,471 on its option earn-in project on a prospective claim package in the Black Hills of South Dakota, as a growing negative sentiment towards resource extraction in the area, combined with a slow consultation process have resulted in significant challenges being encountered in permitting the property for exploration drilling.

LIQUIDITY AND CAPITAL RESOURCES

  As at March 31, 2022, MAG held cash of $52,248 while on a 100% basis Juanicipio had working capital of $36,011 which included cash on hand of $18,261.

  According to the operator Fresnillo, the Juanicipio Project construction is expected to be delivered on budget at $440,000.

  With the current ramp up of underground mine production and given hiring restrictions on contractors arising from the 2021 labour reform legislation, the timing of various sustaining capital expenditures has been brought forward:

    These sustaining capital costs are included in current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital; and
    The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $4,712 on a 100% basis in the quarter ended March 31, 2022.
  The expected cash flow from the ongoing campaign processing until the Juanicipio plant is commissioned, along with the working capital held by Juanicipio at March 31, 2022 are projected to substantially fund the remaining capital expenditures in the $440,000 initial capex (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).

  Should there be additional funding requirements related to further commissioning delays or to additional sustaining capital that is being brought forward in excess of the cashflow generated prior to attaining commercial production, there may still be further cash calls required from Fresnillo and MAG.

CORPORATE

  On March 28, 2022, MAG announced the appointment of Fausto Di-Trapani as Chief Financial Officer (“CFO”) effective May 20, 2022. Mr. Di-Trapani is a finance executive with experience in the natural resources sector spanning two decades, most recently having served as the CFO at Galiano Gold Inc. Mr. Di-Trapani replaces Mr. Larry Taddei, who, after 12 years of service with the Company, will step down from the CFO role to pursue other opportunities. Mr. Taddei will assist in the orderly transition of his duties following Mr. Di-Trapani’s appointment.

JUANICIPIO PROJECT UPDATE

Underground Mine Production

In Q1 2022, a total of 145,484 tonnes of mineralized development and stope material were processed through the Fresnillo plants, realizing commercial and operational de-risking opportunities for the Juanicipio Project. The resulting payable metals sold and processing details on a 100% basis for Q1 2022 are summarized in Table 1 below. The sales and treatment charges for tonnes processed in the quarter were recorded on a provisional basis and will be adjusted in the second quarter of 2022 based on final assay and pricing adjustments in accordance with the offtake contracts.

Table 1: Q1 2022 Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Three Months Ended March 31, 2022 (145,484 tonnes processed)				Q1 2021 $Amount
Payable Metals	Quantity	Average Per Unit (1)	$Amount
Silver	2,238,810 ounces	$24.97 per oz	$55,899	$11,157
Gold	5,345 ounces	$1,925.44 per oz	10,291	1,090
Lead	1,066 tonnes	$1.06 per lb	2,483	267
Zinc	1,448 tonnes	$1.79 per lb	5,712	555
Treatment and refining charges (“TCRCs”) and other processing costs			(9,469)	(1,838)
Provisional sales adjustment related to 2020 sales (2)			-	(1,146)
Net Sales			64,916	10,085
Mining and transportation costs			(15,264)	(1,886)
Depreciation and amortization			(3,431) (3)	-
Gross Profit			$46,221	$8,199

(1) Ounces (“oz”) for silver and gold and, pounds (“lb”) for lead and zinc.
(2) Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales revenue of $1,146.
(3) The underground mine is now in stopes with mineralized material being processed through Fresnillo’s plants and refined and sold, and effectively readied for its intended use.

The average silver head grade for the mineralized development and initial stope material processed in Q1 2022 was 597 g/t (Q1 2021 458 g/t). This increased grade reflects more stoped vein material being processed. Additionally, metal recoveries and concentrate grades are in line with expectations from the initial metallurgical test work conducted on Valdecañas.   Originally planned at a targeted rate through Q3 2021 of 16,000 tonnes per month, the processing rate increased to an average of 37,983 tonnes per month in Q4 2021 and an average of 48,495 tonnes per month in Q1 2022. During the quarter ended March 31, 2022, 54% of the total tonnage processed was through the Saucito plant. The Saucito plant flowsheet better resembles that of the Juanicipio plant and will provide further valuable metallurgical benefits as production commences at Juanicipio.

Processing Plant Construction & Outlook

The Juanicipio project team delivered the 4,000 tpd processing plant for commissioning in the fourth quarter of 2021. However, according to the operator Fresnillo and as previously reported, the state-owned electrical company (Comision Federal de Electricidad “CFE”), notified Fresnillo late in December 2021 that the regulatory approval to complete the tie-in to the national power grid could not yet be granted and that the Juanicipio plant commissioning timeline was therefore extended by approximately six months. During Q1 2022, Fresnillo has indicated that they were focused on complying with requirements from the CFE and the energy regulator and expect the tie-in to the power grid in mid-2022. With commissioning of the Juanicipio processing plant expected to commence concurrently, it is expected that the plant will ramp up to 85-90% of the nameplate 4,000 tpd capacity by the end of 2022.

In the interim, stoping and mine development at Juanicipio continues. In order to minimize any potential adverse economic effect of the revised commissioning timeline, Fresnillo has indicated it will make available unused plant capacity at its Minera Fresnillo and Minera Saucito operations to process mineralized material produced at Juanicipio until the Juanicipio processing plant is commissioned. The effect on cashflow generation from Juanicipio therefore will also be mitigated while power connection approvals are pending. With the plant ready to commence commissioning, final construction costs are expected to wind down until commissioning and testing commence. The expected cash flow from the ongoing campaign processing, along with the working capital held by Juanicipio at March 31, 2022 of $36,011 on a 100% basis (which includes cash of $18,261) are likely to fund the remaining capital expenditures (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis). Should there be additional funding requirements related to further commissioning delays or for additional sustaining capital prior to attaining commercial production, in excess of the cashflow generated, there may still be further cash calls required from Fresnillo and MAG.

Juanicipio Exploration Update

The 2021 Juanicipio exploration program was completed with a spend of $6,296 on a 100% basis and was focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein). The Company’s interpretation of the 2021 Valdecañas drill results is below, with a complete set of assay tables by vein of the 2021 drilling results available at: https://magsilver.com/site/assets/files/6439/mda_mj_exploration-supplemental-assay-tables.pdf   along with various long sections detailing the results, available at: https://magsilver.com/geological-long-sections/.

Most of the holes in the 2021 exploration program were directed at the Valdecañas Vein Deep Zone, with 13 coincidental intercepts of the Anticipada and 8 more for Pre-Anticipada, and various other hangingwall and footwall veins (see above noted links). Four holes cut the Venadas Vein Family and two holes were directed at a postulated vein lying to the northwest of the Valdecañas Vein System in the northeast corner of the concession. Most intercepts are comparable to previously drilled neighbouring holes with no major deviations either towards higher or lower grades or thicknesses. With the completion of the 2021 drilling program, the intercept density on the Valdecañas Vein Deep Zone is approaching that on the Bonanza Zone and confirms the continuity of mineralization in the Valdecañas Vein to depth.

The driving of development headings and test stopes in the Valdecañas Vein Bonanza Zone has been accompanied by channel sampling across the vein every 3 to 10 m. Samples are mostly 1 m in length and honour geology as much as possible. Importantly, the results of this detailed sampling show that the grade distribution in the vein is very close to that shown by the both the initial 50 m – 70 m spaced surface-based drilling and the 25m spaced underground drilling, which adds substantial confidence in the width and grade continuity indicated by the surface drilling for the balance of the vein.

The planned expenditures for the 2022 exploration program total $7,000 on a 100% basis, for drilling programs designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to explore other parts of the Juanicipio concession. In mid-January 2022, drilling began on the first hole on the “Cesantoni Kaolinite Pits” (“Cesantoni”) target. Cesantoni lies in the northwestern corner of the Juanicipio concession, roughly 6 km west of the Valdecañas Vein and related underground infrastructure. Thousands of tonnes of mixed kaolinite-illite clays have been mined over the last 25 years by the Cesantoni Ceramics Company from a series of pits developed along the strong northeast-trending Cesantoni structure. This orientation is almost orthogonal to the northwest-trending veins that dominate the district, but is roughly parallel to the high-grade Venadas Vein family that cuts the NW-trending Valdecañas Vein. The extent of kaolinite-illite alteration at Cesantoni is much greater than that seen elsewhere in the district and may indicate passage of very large volumes of hydrothermal fluids. The top of anticipated mineralization at Cesantoni is expected to occur at depths similar to those elsewhere in the Juanicipio concession (350 to 500 m below the surface).

Initial planning as laid out by project operator, Fresnillo, is to drill 5 core holes totaling 6,000 m. Depending on ground conditions in this new area, the drilling program should take between five and seven months to complete after which time assays will be released.

Qualified Person: All scientific or technical information in this press release including assay results referred to, and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, British Columbia, Canada for analysis. Two extra pulp samples are also prepared and are analyzed by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to the Center for Investigation and Technical Development (“CIDT”) of Peñoles in Torreon, Coahuila State, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

DEER TRAIL PROJECT UPDATE

Phase II drilling commenced at the Deer Trail Project in Q3 2021 and is planned for 5,000 m of drilling over 5 holes and is in progress. Deviation/directional drilling is being used in Phase II to make the drilling more efficient and accurate. In part to facilitate the directional drilling, drilling contractors were changed in Q1 2022, with the new contractor having resumed drilling subsequent to the quarter ended March 31, 2022. To date, two holes of Phase II have been successfully completed, with assays pending.

GATLING ACQUISITION / LARDER LAKE PROJECT

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling pursuant to which the Company is expected to acquire all of the issued and outstanding common shares of Gatling by the issuance of common shares of the Company and the advancement of a C$3 million convertible loan. The Transaction was approved by the shareholders of Gatling on May 13, 2022 and is expected to close later in May 2022.

Gatling is a Canadian gold exploration company focused on advancing the Larder Lake Project, located in the prolific Abitibi greenstone belt in Northern Ontario, Canada. The property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 7 km of strike length of the greater than 250 km long Larder Lake–Cadillac Break (the “Break”), a highly-productive regional first-order shear structure.

Once the Transaction closes, MAG intends to apply an integrated district-scale exploration model and new technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics will likely uncover numerous targets in this highly gold mineralized region. This will focus efforts along not just the Break but also along the many known, and geophysically indicated 2nd and 3rd order structures throughout the balance of the sparsely tested mineral claim package.

FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2022

As at March 31, 2022, the Company had working capital of $53,278 (December 31, 2021: $57,761) including cash of $52,248 (December 31, 2021: $56,748) and no long-term debt. As well, as at March 31, 2022, Juanicipio had working capital of $36,011 including cash of $18,261 (MAG’s attributable share is 44%).

The Company’s net income for three months ended March 31, 2022 amounted to $2,680 (March 31, 2021: $3,662 net loss) or $0.03/share (March 31, 2021: $(0.04)/share). MAG recorded a 44% income from equity accounted investment in Juanicipio of $13,762 (March 31, 2021: $632) which included MAG’s 44% share of net income from the sale of pre-production development and stope material (see Table 2 below).

Table 2: MAG’s share of income from its equity accounted Investment in Juanicipio

	March 31, 2022	March 31, 2021
Gross profit from processing mineralized material(see Underground Mine Production – Juanicipio Project above)	$46,221	$8,199
Administrative expenses	(1,532)	(321)
Extraordinary mining duty	(103)	(47)
Foreign exchange and other	(821)	(1,075)
Income before tax	43,765	6,756
Income tax expense (including deferred income tax)	(12,487)	(5,320)
Income for the period (100% basis)	$31,278	$1,436
MAG’s 44% share of income from equity accounted investment in Juanicipio	$13,762	$632

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remains encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process have resulted in significant challenges being encountered in permitting the property for exploration drilling. Concurrent efforts by the Company to find a partner or buyer for the project have been unsuccessful and the Company provided formal notice that it will not be making the final $150 option payment when due in May 2022 and consequently has recorded a write-down of $10,471 as at March 31, 2022.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah, and is in the process of acquiring the Larder Lake project located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements regarding the anticipated time and capital schedule to production; anticipated electrical hook-up of the processing plant and impact on commissioning; statements that address our expectations with respect to the timing and success of plant commissioning activities; processing rates of mineralized materials, estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates; production rates, expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com